September 4, 2009

Via EDGAR (correspondence)

Mr. Lyn Shenk, Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 “F” Street N.E.
Washington, DC  20549-3561

RE:           YUM! Brands, Inc.
  File No. 001-13163
  Form 10-K: For the Fiscal Year Ended December 27, 2008

Dear Sirs:

YUM! Brands, Inc. (the “Company”) has received your letter dated August 11, 2009, which contained comments based on your review of the above-referenced Form 10-K.  We respectfully submit our responses to your comments.  For your convenience, we have repeated your comments in their entirety followed by our responses.

Form 10-K: For the Fiscal Year Ended December 27, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Company Restaurants and Margins, page 37

1.
We note that your MD&A discussion regarding restaurant expenses focuses primarily on the change in each segment’s restaurant margin as a percentage of sales.  However, due to the year-to-year changes in the number of restaurant units owned by your segments as a result of “new build,” “acquisitions,” “refranchising,” “closures,” and other transactions, we believe that your disclosure may be more meaningful to investors if your segments’ restaurant expenses were also analyzed and discussed based upon the absolute amounts that have been recognized.  We believe that this will allow readers to more easily ascertain the extent to which changes have resulted from “Restaurant Unit Activity” versus changes in items such as commodity unit costs, labor rates, and lease expense.  In addition, we believe that a discussion of costs on an absolute basis will facilitate further quantification of the impact that specific items have had on your company’s reported costs.  Therefore, please revise your MD&A disclosure to also provide a year-over-year comparative discussion of the absolute amount of costs incurred for each material expense type recognized by your segments.  In addition, please provide your proposed disclosure as part of your response.

Response:
We will begin providing disclosure of comparative amounts of absolute costs similar to the following (numbers are in USD MM and represent actual figures from 2008 and 2007):

Yum! Brands, Inc.
September 4, 2009

US			Increase	% Increase
	2008	2007	(Decrease)	(Decrease)
Company Sales	4,410	4,518	(108)	(2%)

Cost of Sales	1,335	1,317	18	1%
Cost of Labor	1,329	1,377	(48)	(3%)
Occupancy and Other	1,195	1,221	(26)	(2%)
	3,859	3,915	(56)	(1%)

Restaurant Profit	551	603	(52)	(9%)

% of Sales	12.5%	13.3%	(0.8) ppts

YRI
	2008	2007
Company Sales	2,375	2,507	(132)	(5%)

Cost of Sales	752	751	1	--
Cost of Labor	618	655	(37)	(6%)
Occupancy and Other	742	794	(52)	(7%)
	2,112	2,200	(88)	(4%)

Restaurant Profit	263	307	(44)	(14%)

% of Sales	11.1%	12.2%	(1.1) ppts

CHINA
	2008	2007
Company Sales	3,058	2,075	983	47%

Cost of Sales	1,152	756	396	52%
Cost of Labor	423	273	150	55%
Occupancy and Other	919	629	290	46%
	2,494	1,658	836	50%

Restaurant Profit	564	417	147	35%

% of Sales	18.4%	20.1%	(1.7) ppts

Worldwide

	2008	2007
Company Sales	9,843	9,100	743	8%

Cost of Sales	3,239	2,824	415	15%
Cost of Labor	2,370	2,305	65	3%
Occupancy and Other	2,856	2,644	212	8%
	8,465	7,773	692	9%

Restaurant Profit	1,378	1,327	51	4%

% of Sales	14.0%	14.6%	(0.6) ppts

Yum! Brands, Inc.
September 4, 2009

Historically, our presentation and discussion of restaurant profit within MD&A has focused on changes in restaurant margin as a percentage of sales.  From time to time, we have presented quantification of drivers within these discussions when we believed absolute dollar amounts were significant and provided meaningful information (e.g. commodities, casualty insurance).  This is consistent with the basis management uses to review the profitability of company-owned restaurants and takes into account the interrelatedness of individual margin drivers.  We continue to believe that such discussion, along with the proposed tabular addition above, provides investors with the most meaningful information with which to analyze our restaurant profitability.

2.
We note that your MD&A disclosure does not discuss the general and administrative costs recognized by each of your segments on a separate basis.  However, given that certain general and administrative costs are included in your computation of each segment’s measure of profit or loss, we believe that separate discussions of the absolute amount of general and administrative expense recognized by each segment would be appropriate.  Please revise your MD&A disclosure accordingly, or advise.

Response:
We will begin providing separate discussion of general and administrative costs by segment in future filings.

Critical Accounting Policies and Estimates

Impairment of Goodwill, page 48

3.
We note from your disclosure that two of your company’s international reporting units have experienced deteriorating operating performance over the past few years.  We note further that the goodwill attributable to those two reporting units was $100 million and $36 million as of the end of fiscal year 2008.  Based upon your disclosure, you have determined that goodwill was not impaired as of the end of fiscal year 2008, as you believe that (i) the decline in the operating performance of the two international reporting units is temporary and (ii) the reporting units’ operating performance will turn around.  In this regard, please tell us the date(s) of your most recent impairment tests related to these reporting units and how you measured fair value – including, the significant assumptions applied in your impairment analyses.  Specifically, describe why you believe the reporting units’ results will “turn around” and when you expect this to occur.  In addition, tell us how long these reporting units have experienced deteriorating operating performance and provide us with the both the expected and the actual results of the reporting units for each of the last two fiscal years and the most recent interim period.

Response:
As disclosed in our Form 10-K we evaluate goodwill for impairment on an annual basis or more often if an event occurs or circumstances change that indicates impairment might exist.  We perform our annual goodwill impairment tests as required by SFAS 142 at the beginning of our fourth quarter.  As of the date of this testing in 2008, we determined that all of our reporting units had fair values in excess of their carrying values.  No events occurred or circumstances changed during the balance of the fourth quarter that would have more likely than not reduced the fair value of any of our reporting units below their carrying amounts.

Yum! Brands, Inc.
September 4, 2009

Regulation S-K, Item 303(a)(3)(ii) requires a registrant to disclose any known trends or uncertainties that have had or that the registrant reasonably expects will have a material unfavorable impact on income from continuing operations.  Given the poor operating performances of our Pizza Hut United Kingdom (PHUK) and KFC Taiwan (Taiwan) reporting units the last few years and the amounts of goodwill attributable to those reporting units ($100 MM and $36 MM, respectively), we believed it was important to disclose that if these reporting units did not realize certain forecasted growth rates that a goodwill impairment charge might be required in the future.

PHUK and Taiwan have experienced declines in operating profit beginning in 2005 and 2006, respectively.  In both instances, the deteriorating operating profit has been driven by significant declines in restaurant level margins resulting from exceptionally high restaurant costs (e.g. food costs, labor, etc.) which for strategic reasons were only partially offset through pricing actions.  Both businesses’ sales trends have also been impacted during this period by ineffective marketing and promotional efforts and deteriorating macro-economic environments.

It is important to note our businesses around the world often experience temporary declines in restaurant level margin.  These declines in performance are caused by factors including, but not limited to, a lack of success of our current promotional efforts or new product introductions, the consumer spending environment or increasing input costs such as commodities and labor that we are not able to recover immediately through pricing increases to our customers.  The nature of these factors that can cause our businesses to decline also can allow for recoveries in relatively short periods given the underlying strength of our brands.  Our internal annual growth targets used for incentive compensation purposes for an individual business often take into account the temporary nature of our business declines, resulting in planned growth rates for the next fiscal year that are higher than those we expect our overall business to experience in the long term.

We measured the fair values of our PHUK and Taiwan reporting units using an income approach based on discounted expected future cash flows.  We have supplementally provided to the Staff an Appendix to this response letter detailing the significant assumptions we used in valuing each of these reporting units in the fourth quarter of 2008.  Expected future cash flows for 2009 were consistent with those used in developing the 2009 operating plans for the reporting units which are the basis for target annual incentive compensation.  We do not require our businesses to prepare operating plans for a period beyond the upcoming year for incentive compensation purposes.  Also provided in the Appendix are historical results versus amounts planned for 2007 and 2008.

Yum! Brands, Inc.
September 4, 2009

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 60

4.
We note that a substantial portion of your company’s revenue and operating income is generated from foreign operations.  Furthermore, we note that a significant portion of your company’s identifiable assets appeared to be reported by your foreign reportable segments.  In this regard, please expand your disclosure in Note 2 to your financial statements to discuss your accounting policies regarding (i) the translation of your foreign subsidiaries’ financial statements into your reporting currency and (ii) the recognition of foreign currency translation and transaction gains and losses.  In addition, expand your financial statements or the accompanying footnotes to provide all of the information required to be disclosed pursuant to paragraphs 30 and 31 of SFAS No. 52.

Response:
In future annual filings we will include disclosure similar to the following to discuss our accounting policies regarding the translation of our foreign subsidiaries’ financial statements into our reporting currency and the recognition of foreign currency translation and transaction gains and losses:

“The functional currency determination for operations outside the U.S. is based upon a number of economic factors, including but not limited to cash flows and financing transactions.  Income and expense accounts are translated into U.S. dollars at the average exchange rates prevailing during the period.  Assets and liabilities are translated into U.S. dollars at exchange rates in effect at the balance sheet date.  Resulting translation adjustments are recorded in Accumulated other comprehensive income (loss) on the Consolidated Balance Sheets.  Gains and losses arising from the impact of foreign currency exchange rate fluctuations on transactions in foreign currency are included in Other (income) expense in our Consolidated Statements of Income.”

With regard to the requirements of paragraph 30 of SFAS 52 we provide the amount of foreign exchange transaction gains and losses included in determining net income within our footnote detail for Other (income) expense (see footnote 8 of our 2008 Form 10-K).  With regard to the requirements of paragraph 31 of SFAS 52, we provide the beginning and ending balances of the accumulated amount of translation adjustments within our footnote detail for Shareholders’ Equity (see footnote 18 of our 2008 Form 10-K).  Changes in the foreign currency translation adjustment for the fiscal year are included within our Consolidated Statement of Shareholders’ Equity (Deficit) and Comprehensive Income (Loss).

Yum! Brands, Inc.
September 4, 2009

Note 21 – Contingencies

Insurance Programs, page 99

5.
Based upon your footnote disclosure, we note that your company self-insures a substantial portion of its property and casualty losses, as well as healthcare claims and long-term disability for eligible participating employees in the US and certain other countries.  We note from your disclosure in MD&A that higher property and casualty expense for fiscal year 2008 resulted in a $30 million unfavorable impact to your fiscal year 2008 U.S. restaurant profit, as compared to fiscal year 2007.  Similarly, lower property and casualty self insurance expense for fiscal year 2007 favorably impacted your company’s fiscal year 2007 U.S. restaurant profit, as compared to fiscal year 2006.  Given the volatility and degree of judgment associated with your self-insurance reserves, we believe that you should (i) expand your footnote disclosure to include a roll-forward that presents the changes in your self-insurance reserve balance for each period that you are required to provide an audited income statement and/or (ii) disclose information related to the changes in your self insurance reserves in Schedule II.  Refer to Rules 5-04(a)(2) and 12-09 of Regulation S-X for further guidance.  In addition, please consider whether similar information should be disclosed in your interim period reports on Form 10-Q.

Response:
We will expand our footnote disclosure to include a roll-forward for changes in self-insured property and casualty reserves for each future annual filing to the extent such reserve balance remains material.  This roll-forward will include a beginning balance, current year expense, current year payments and an ending balance.  We do not believe that such a roll-forward would generally provide significant, new information that necessitates inclusion within our interim period report on Form 10-Q.  The exception would be significant, prior year actuarially-determined adjustments that materially impact our self-insured property and casualty reserve similar to those experienced in 2007.

We do not believe such a roll forward is required for our other self-insured reserves as our recorded reserves are much less significant as  their duration is relatively short-term in nature (health and welfare) or they cover a small number of individuals (long-term disability).

Yum! Brands, Inc.
September 4, 2009

In connection with this response, the Company acknowledges that:

●	We are responsible for the adequacy and accuracy of the disclosure in our filings;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Respectfully submitted,

/s/ Ted Knopf

Ted Knopf
Senior Vice President, Finance
and Corporate Controller